Louis A. Brilleman, P.C.

1140 Avenue of the Americas, 9th Floor

New York, NY 10036

Phone: 212-584-7805

Fax: 646-380-6635

August 2, 2019

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Derby, Esq.
Folake Ayoola, Esq.

Re:	Badu Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1 Filed July 24, 2019
File No. 333-232788

Ladies and Gentlemen:

By letter dated July 31, 2019, the staff of the Securities and Exchange Commission (the “Staff”) issued comments on the Company’s Amendment No. 1 to the Registration Statement on Form S-1 that was filed July 23, 2019 (as amended on the date hereof, the “Registration Statement”). Below are the Company’s responses to the Staff’s comments. For ease of reference, each response is preceded by the Staff’s comment.

Form S-1

Certain Relationships and Related Party Transactions, page 40

1.	Please provide the information required by Item 404 of Regulation S-K for the unsecured convertible debenture purchase agreement with your affiliated stockholder for a principal amount of $20,000 with a due date of June 30, 2019. In this regard, we note your disclosure in Note 4 to the financial statements that, “[a]s of the date of these financials the above notes have not been paid.” Alternatively, tell us why you do not believe the information is material.

The Company has made revisions in accordance with the Staff’s comments. See page 40 of the Registration Statement.

Description of Securities

Our Bylaws, page 41

2.	We note your response to prior comment 5 and your revised disclosure with respect to the Securities Act. It appears that your forum provision applies to Securities Act claims. To the extent it does, please further revise your prospectus to state that stockholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. If this provision will not apply to actions arising under the Securities Act, please ensure that the exclusive forum provision in the bylaws state this clearly.

The Company has made revisions in accordance with the Staff’s comments. See page 42 of the Registration Statement.

Condensed Consolidated Balance Sheets for the period ended March 31, 2019, page 72

3.	We note that you hold one note payable with an affiliated stockholder and one with a nonaffiliated stockholder, and label both as due to related parties in your interim financial statements. You also present the related accrued interest in a separate line item that is not labeled as due to related parties. Further, in the June 30, 2018 balance sheet you include the note with a non-affiliated stockholder in a line item that is not labeled as due to related parties. Please tell us how you determined whether each of these notes are with related parties as defined in ASC 850-10-20, and revise to appropriately classify them in each of your balance sheets. Refer to Rule 4-08(k) and 5-02(3)(a) of Regulation S-X.

The Company advises that it determined that the subject notes payable are held by related parties by reference to ASC 850-10-20 guidance and the actual nature of the relationships between the note holders and the Company. To wit, the holder of the $500,000 note is the beneficial owner of approximately 11.9% of the Company’s common stock. He is therefore deemed an affiliated party. This stockholder was previously inadvertently reported in the footnotes to the Company’s consolidated financial statements as a non-affiliated party. This error has now been corrected in the Registration Statement. The holder of the $20,000 note is a founder, stockholder, director and executive officer of the Company. He is also deemed an affiliated party.

The Company has made revisions to certain captions in consolidated balance sheets as of March 31, 2019 and June 30, 2018 and in the related footnotes in accordance with the Staff’s comments. See pages 52, 55, 62,69, 72 and 84 of the Registration Statement.

Please contact the undersigned at 212-584-7805 with any questions or comments regarding the foregoing.

Very truly yours,

/s/ Louis A. Brilleman
Louis A. Brilleman